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                       SECURITIES AND EXCHANGE COMMISSION
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                             Washington, D.C. 20549
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                                   SCHEDULE TO
                                 AMENDMENT NO. 2

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 EON LABS, INC.
                            (Name of Subject Company)

                                   NOVARTIS AG
                              NOVARTIS CORPORATION
                            ZODNAS ACQUISITION CORP.
                       (Name of Filing Persons--Offerors)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    29412E100
                      (CUSIP Number of Class of Securities)

                                  George Miller
                        Head of Legal and General Affairs
                                   Novartis AG
                                 35 Lichtstrasse
                           CH-4002 Basel, Switzerland
                                 41-61-324-1111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   -Copies to-
                           Andrew R. Brownstein, Esq.
                             Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY 10019
                                 (212) 403-1000
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                            CALCULATION OF FILING FEE


               Transaction Valuation           Amount of Filing Fee
    ------------------------------------- ----------------------------------
    ------------------------------------- ----------------------------------
                 $977,098,158*                        $115,005*
    ------------------------------------- ----------------------------------
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*    Estimated  for purposes of  calculating  the amount of the filing fee only.
     The filing fee is calculated based on (i) the total number of shares of common stock, par value $0.01 of Eon Labs, Inc. outstanding as of May 5, 2005 according to Eon Labs, Inc.'s Quarterly Report filed with the Commission on Form 10-Q for the period ending March 31, 2005 (the "10-Q") (excluding (1) 60,000,000 shares of Eon Labs, Inc. common stock owned by Santo Holding (Deutschland) GmbH which are to be acquired outside the
     United States pursuant to a private agreement and (2) 137,122 shares of Eon Labs, Inc. common stock owned by Hexal AG which are to be indirectly acquired outside the United States pursuant to a private agreement) and
     (ii) the number of options to purchase shares of common stock of Eon Labs, Inc. outstanding as of March 31, 2005 according to the 10-Q. The amount of the filing fee equals .00011770 multiplied by the transaction value.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
       Amount Previously Paid: $115,005         Filing Party: Novartis Corp.
       Form or Registration No.: Schedule TO    Date Filed: May 23, 2005
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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


     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended, (the "SCHEDULE TO"), originally filed with the Securities and Exchange Commission on May 23, 2005 and as amended and supplemented by Amendment No. 1 on May 27, 2005, by Novartis AG, a Swiss Corporation, Novartis Corporation ("NOVARTIS US"), a New York corporation and an indirect wholly owned subsidiary of Novartis AG, and Zodnas Acquisition Corp. ("ZODNAS"), a Delaware corporation and an indirect wholly owned subsidiary of Novartis US. The Schedule TO relates to the offer by Zodnas to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "SHARES"), of Eon Labs, Inc., a Delaware corporation ("EON"), for $31.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2005 (the "OFFER TO PURCHASE"), and in the related Letter of Transmittal. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

     On  May   27,   2005,   Ellen   Wiehl,   Jason   Hung,   Erste   Sparinvest
Kapitalanlagegesellschaft MBH, Peter J. Calcagno and Paulena Partners LLC, all purported holders of Shares, filed a consolidated amended class action complaint in the Chancery Court of the State of Delaware, County of New Castle, purportedly on behalf of themselves and all others similarly situated against the Company, the Company Board, Novartis AG, Santo, and Zodnas Acquisition Corp. The complaint alleges self-dealing, breach of duty of disclosure, and breach of fiduciary duty in connection with the Hexal Agreement, the Santo Agreement, the Merger Agreement and the Offer. According to the complaint, plaintiffs seek, among other things, an order enjoining the consummation of the Offer and the Merger, unspecified compensatory damages or rescissory damages in the event the Offer is consummated, and an unspecified amount for the costs and disbursements of the lawsuit, including reasonable attorneys' fees. A copy of the consolidated amended complaint is filed as Exhibit (a)(6)(I) hereto and is incorporated herein by reference. Also on May 27, 2005, the above-mentioned plaintiffs moved for an order preliminarily enjoining the defendants from effectuating the Offer and the Merger.

ITEM 12.  EXHIBITS

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(6)(I) Consolidated Amended Complaint titled In re Eon Labs, Inc. Shareholders Litigation, filed on May 27, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2005

                                   NOVARTIS AG


                                   By:      /s/ Peter Rupprecht
                                      ------------------------------------------
                                      Name:     Peter Rupprecht
                                      Title:    Authorized Signatory


                                   By:      /s/ George Miller
                                      ------------------------------------------
                                      Name:     George Miller
                                      Title:    Authorized Signatory


                                   NOVARTIS CORPORATION


                                   By:      /s/ Martin Henrich
                                      ------------------------------------------
                                      Name:     Martin Henrich
                                      Title:    Executive Vice President


                                   ZODNAS ACQUISITION CORP.


                                   By:      /s/ Wayne Merkelson
                                      ------------------------------------------
                                      Name:     Wayne Merkelson
                                      Title:    Vice President

                                  EXHIBIT INDEX



*(a)(1)(A)    Offer to Purchase, dated May 23, 2005.

*(a)(1)(B)    Form of Letter of Transmittal.

*(a)(1)(C)    Form of Notice of Guaranteed Delivery.

*(a)(1)(D)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.

*(a)(1)(E)    Form of Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.

*(a)(1)(F)    Guidelines for Certification of Taxpayer Identification Number
              (TIN) on Substitute Form W-9.

(a)(2)        Not applicable.

(a)(3)        Not applicable.

(a)(4)        Not applicable.

*(a)(5)(A)    Text of Press Release issued by Novartis dated February 21, 2005, incorporated in this Schedule TO by reference to the Schedule TO filed by Novartis AG, Novartis US and Zodnas on February 22, 2005.

*(a)(5)(B)    Form of Summary Advertisement published in The Wall Street Journal on May 23, 2005.

*(a)(5)(C)    Text of Press Release issued by Novartis dated May 27, 2005.

*(a)(6)(A)    Complaint titled Ellen Wiehl v. Eon Labs, Inc. et al., filed on
              February 22, 2005, in the Chancery Court of the State of Delaware,
              County of New Castle.

*(a)(6)(B)    Complaint titled Paulena Partners LLC v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(C)    Complaint titled Robert Kemp, IRRA v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(D)    Complaint titled Peter J. Calcagno v. Eon Labs, Inc. et al., filed on February 23, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(E)    Complaint titled Christopher Pizzo v. Novartis AG et al., filed on
              February 23, 2005, in the Supreme Court of the State of New York,
              County of New York.

*(a)(6)(F)    Complaint titled Erste Sparinvest Kapitalanlagegesellschaft MBH v.
              Eon Labs, Inc. et al., filed on March 1, 2005, in the Chancery
              Court of the State of Delaware, County of New Castle.

*(a)(6)(G)    Complaint titled Merl Huntsinger v. Eon Labs, Inc. et al., filed on March 1, 2005, in the Chancery Court of the State of Delaware,
              County of New Castle.

*(a)(6)(H)    Complaint titled Jason Hung v. Eon Labs, Inc. et al., filed on
              March 3, 2005, in the Chancery Court of the State of Delaware,
              County of New Castle.

(a)(6)(I) Consolidated Amended Complaint titled In re Eon Labs, Inc. Shareholders Litigation, filed on May 27, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

(b)           None.

*(d)(1) Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis US, Zodnas, Eon and, for purposes of Section 12 thereof only, Novartis AG, incorporated in this Schedule TO by reference to Exhibit 2.2 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

*(d)(2) Agreement for Purchase and Sale of Stock, dated as of February 20, 2005, by and between Novartis US, Santo and, for purposes of
              Section 10.12 thereof only, Novartis AG, incorporated in this Schedule TO by reference to Exhibit 2.1 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

*(d)(3) Confidentiality Agreement, by and between Novartis US and Eon, dated as of February 11, 2005, incorporated in this Schedule TO by reference to Exhibit 2.3 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

(g)           None.

(h)           Not applicable.

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* Previously filed.